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              CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                   RATIO OF EARNINGS TO FIXED CHARGES
                           TWELVE MONTHS ENDED

                         (Thousands of Dollars)


                                               MARCH            MARCH
                                                1994             1993
Earnings
  Net Income                                 $  693,892       $  641,545
  Federal Income Tax                            344,270          235,110
  Federal Income Tax Deferred                    58,130          118,580
  Investment Tax Credits Deferred               (11,450)         (13,560)
    Total Earnings Before
     Federal Income Tax                       1,084,842          981,675
  Fixed Charges*                                322,456          314,239

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,407,298       $1,295,914


*Fixed Charges

Interest on Long-Term Debt                   $  272,152       $  269,499
Amortization of Debt Discount,
  Premium and Expenses                           10,221            4,823
Interest Component of Rentals                    18,912           19,007
Other Interest                                   21,171           20,910

  Total Fixed Charges                        $  322,456       $  314,239


Ratio of Earnings to Fixed Charges                 4.36             4.12